Exhibit 12.1

Bancorp Rhode Island, Inc.

Computation of Earnings to Fixed Charges

(In Thousands)

	Nine Months Ended September 30,		Years Ended December 31,
	2008	2007	2007	2006	2005	2004	2003

Ratio 1: including deposit interest
Earnings:
Income before income taxes	10,235	9,750	13,304	11,287	14,409	12,910	10,760
Fixed Charges	27,339	33,953	45,312	39,480	27,060	19,966	19,792
Total	37,574	43,703	58,616	50,767	41,469	32,876	30,552

Fixed charges:
Interest-bearing demand	138	300	391	356	590	1,172	1,363
Money market accounts	65	103	135	161	235	213	121
Savings accounts	5,688	8,094	11,028	7,929	4,734	3,899	4,043
Time deposits of $100,000 or more	10,905	13,369	17,676	14,030	8,962	5,638	5,916
Other time deposits
Other borrowings	9,491	10,470	14,087	15,038	10,826	7,662	7,325
Subordinated debentures	710	1,246	1,509	1,460	1,272	1,041	685
Portion of rents representative of the interest factor (1/3) of rental expense	342	371	486	506	441	341	339
Total fixed charges	27,339	33,953	45,312	39,480	27,060	19,966	19,792

Ratio of earnings to fixed charges (times)	1.37	1.29	1.29	1.29	1.53	1.65	1.54

Ratio 2: excluding deposit interest
Earnings:
Income before income taxes	10,235	9,750	13,304	11,287	14,409	12,910	10,760
Fixed Charges	10,543	12,087	16,082	17,004	12,539	9,044	8,349
Total	20,778	21,837	29,386	28,291	26,948	21,954	19,109

Fixed charges:
Other borrowings	9,491	10,470	14,087	15,038	10,826	7,662	7,325
Subordinated debentures	710	1,246	1,509	1,460	1,272	1,041	685
Portion of rents representative of the interest factor (1/3) of rental expense	342	371	486	506	441	341	339
Total fixed charges	10,543	12,087	16,082	17,004	12,539	9,044	8,349

Ratio of earnings to fixed charges (times)	1.97	1.81	1.83	1.66	2.15	2.43	2.29